

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2022

Roberto F. Bel
Senior V.P. and Chief Financial Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, NJ 07719

> **Re: New Jersey Resources Corporation**
> **Form 10-K for the year ended September 30, 2021**
> **Filed November 18, 2021**
> **File No. 001-08359**

Dear Mr. Bel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation